
Harbor Funds

June 11, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.D. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a reply memorandum in support of motion to dismiss the compliant of Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-00789), filed by Harbor Capital Advisors, Inc. on June 10, 2014.

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain, Esq.
Chief Compliance Officer

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Susan A. DeRoche
        Harbor Capital Advisors, Inc.

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND, Plaintiff, v. HARBOR CAPITAL ADVISORS, INC., Defendant, -and- HARBOR INTERNATIONAL FUND, Nominal Defendant.	Case No. 1:14-CV-00789 Honorable Joan Humphrey Lefkow

**REPLY MEMORANDUM IN SUPPORT OF MOTION OF
HARBOR CAPITAL ADVISORS, INC. TO DISMISS**

TABLE OF CONTENTS

Page

I. Preliminary Statement...1

II. Argument 3

    A. Plaintiff Misstates His Pleading Burden Under *Twombly* and *Iqbal* 3

    B. Plaintiff's So-Called "Subadvisory" Allegations Are Insufficient to State a Plausible Claim that HCA Received an Excessive Advisory Fee 4

    C. Plaintiff's Allegations Regarding Economies of Scale and the Independence and Conscientiousness of the Board Are Insufficient as a Matter of Law to State a Plausible Claim for Relief Under § 36(b) 10

        1. Economies of Scale..10

        2. Independence and Conscientiousness of the Board 12

    D. Plaintiff Concedes that His Complaint Seeks Fees Received More than One Year Before His Complaint Was Filed 14

III. Conclusion 15

TABLE OF AUTHORITIES

Page(s)

Federal Cases

ABN AMRO, Inc. v. Capital Int'l Ltd.,
    No. 14-CV-3123, 2007 WL 845046 (N.D. Ill. Mar. 16, 2007)..............................12

Amron v. Morgan Stanley Inv. Advisors, Inc.,
    464 F.3d 338 (2d Cir. 2006)...10, 13

Ashcroft v. Iqbal,
    556 U.S. 662 (2009)..*passim*

Bell Atl. Corp. v. Twombly,
    550 U.S. 544 (2007)..3, 4, 14

Benak v. Alliance Capital Mgmt. L.P.,
    No. 01-CV-5734, 2004 WL 1459249 (D.N.J. Feb. 9, 2004)..........................4, 6

Conley v. Gibson,
    355 U.S. 41 (1957)...3

Curran v. Principal Mgmt. Corp., LLC,
    No. 09-CV-00433, 2010 WL 2889752 (S.D. Iowa June 8, 2010), *order vacated in*
    part on reconsideration, 2011 WL 223872 (S.D. Iowa Jan. 24, 2011)..........*passim*

In re Eaton Vance Mut. Funds Fee Litig.,
    380 F. Supp. 2d 222, 237 (S.D.N.Y. 2005), *aff'd sub. nom. Bellikoff v. Eaton*
    Vance Corp., 481 F.3d 110 (2d Cir. 2007)...5

Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,
    694 F.2d 923 (2d Cir. 1982)..4, 6, 10, 15

Hoffman v. UBS-AG,
    591 F. Supp. 2d 522 (S.D.N.Y. 2008)..11

Jones v. Harris Assocs. L.P.,
    559 U.S. 335 (2010)..6, 14

Kasilag v. Hartford Inv. Fin. Servs., LLC,
    No. 11-CV-1083, 2012 WL 6568409 (D.N.J. Dec. 17, 2012)......................*passim*

Korland v. Capital Research & Mgmt. Co.,
    No. 08-CV-4020, 2009 WL 936612 (C.D. Cal. Feb. 10, 2009)..........................5

Krantz v. Prudential Inv. Fund Mgmt. LLC,
    305 F.3d 140 (3d Cir. 2002)..13

Krantz v. Prudential Inv. Fund Mgmt. LLC,
    77 F. Supp. 2d 559 (D.N.J. 1999), *aff'd,* 305 F.3d 140 (3d Cir. 2002).......................6

Krinsk v. Fund Asset Mgmt., Inc.,
    875 F.2d 404 (2d Cir. 1989)..11

McCabe v. Crawford & Co.,
    210 F.R.D. 631 (N.D. Ill. 2002)...11

McCauley v. City of Chicago,
    671 F.3d 611 (7th Cir. 2011) 3

Migdal v. Rowe Price-Fleming Int'l, Inc.,
    248 F.3d 321 (4th Cir. 2001) 13

Phillips v. Prudential Ins. Co. of Am.,
    714 F.3d 1017 (7th Cir. 2013) 8

In re Salomon Smith Barney Mut. Fund Fees Litig.,
    441 F. Supp. 2d 579 (S.D.N.Y. 2006)..5

Sivolella v. AXA Equitable Life Ins. Co.,
    No. 11-CV-4194, 2012 WL 4464040 (D.N.J. Sept. 25, 2012) 5, 6, 10

Stegall v. Ladner,
    394 F. Supp. 2d 358 (D. Mass. 2005) 6

Westlake v. Lucas,
    537 F.2d 857 (6th Cir. 1976) 3

Federal Statutes

15 U.S.C. § 80a-2(a) 13

15 U.S.C. § 80a-35(b) .... *passim*

Rules

Fed. R. Civ. P. 12(b)(6)..1

HCA respectfully submits this reply memorandum in support of its Motion to Dismiss the Verified Complaint of plaintiff Terrence Zehrer pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief can be granted under § 36(b) of the ICA.[1]

I.   PRELIMINARY STATEMENT

Plaintiff argues in his Opposition ("Opp.") that in order to state a claim that HCA received an advisory fee violative of § 36(b):

> All Plaintiff was required to plead, which he has done here, is that Harbor Capital was primarily hired to manage the investments of the Fund and that these primary services were passed on to a sub-adviser.

Opp. at 3. Plaintiff is wrong as a matter of law. Even assuming, as plaintiff appears to contend (Opp. at 10), that his conclusory and unsupported "sub-adviser allegations" bear upon *Gartenberg*'s "nature and quality of the services" factor, a § 36(b) claim may not be predicated upon that (or any other) factor alone. Moreover, none of the three decisions plaintiff cites in support of his theory that he can state a claim "based solely on ... sub-adviser allegations" (Opp. at 4) stands for that proposition; to the contrary the decision plaintiff relies upon most heavily, *Kasilag v. Hartford Inv. Fin. Servs., LLC*, No. 11-CV-1083, 2012 WL 6568409 (D.N.J. Dec. 17, 2012), was preceded by a ruling that subadvisory allegations in a prior complaint that were nearly as deficient as Mr. Zehrer's were *insufficient* to state a § 36(b) claim.

Plaintiff asserts that his Complaint contains a "multitude of specific allegations ... that describe in detail the disproportionate relationship between the secondary services provided by ... [HCA] .... and the substantial cut of the fees it retained ...." Opp. at 2. Nonsense. At most, plaintiff's allegations that HCA "delegates almost all" of its duties to a subadviser, or that HCA

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[1]   The abbreviations and acronyms appearing in this Reply Memorandum have the meanings defined in Defendant's Memorandum in Support of Motion of Harbor Capital Advisors, Inc. to Dismiss, filed herein on April 8, 2014 pursuant to leave of Court ("HCA's April 8, 2014 Memo.").

does "minimal, if any, work" (*see, e.g.*, Compl. ¶ 2) amount to no more than conclusions, unsupported by well-pleaded facts. Such allegations are insufficient, particularly where, as here, they are contradicted by documents referenced in the Complaint.

Plaintiff does not dispute (Opp. at 17) that in ruling on HCA's Motion to Dismiss, the Court may consider the content of HCA's Investment Advisory Agreement (Walsen Decl. Ex. 4), which plaintiff himself selectively quotes in his Complaint. Nonetheless, he ignores the list of services which that Agreement obligated HCA to perform, and which squarely contradicts his allegations that HCA performs only "minimal" services. As discussed *infra*, it was precisely such a contradiction between the allegations of a complaint and the terms of an advisory agreement that led the *Kasilag* court to conclude, in a ruling prior to the one cited by Mr. Zehrer, that conclusory allegations like those pleaded here are insufficient to state a plausible claim.

Plaintiff also insists that the Court may not consider indisputable facts disclosed in other documents referenced in the Complaint, and publicly available, which contradict allegations in his Complaint that he claims "bolster" the subadvisory theory that is the "crux" of his claim. Opp. at 15. Particularly egregious is plaintiff's insistence that the Court must close its eyes to the existence of fee waivers that created additional breakpoints in the advisory fee schedule which is a central focus of the Complaint. It is incredible, and an affront to the legal process, that plaintiff should put at issue the adequacy of a breakpoint schedule, persist in the assertion that "Harbor Capital's advisory fees include only one breakpoint, which was put in place eight years ago" (Opp. at 15), predicate multiple arguments on the assertion that only one breakpoint exists, and then contend that it is improper for the Court to consider the indisputable, contrary facts on the ground that plaintiff has failed to physically attach to his Complaint publicly

2

available SEC filings which disclose the existence of fee waivers creating additional breakpoints. Opp. at 16, n.10. The law in this Circuit does not require the Court to blind itself in this manner.

Mr. Zehrer's Opposition serves only to reinforce the conclusion that his Complaint fails, for multiple reasons, to state a plausible claim for relief under § 36(b), and should be dismissed.

II.   ARGUMENT

A.   Plaintiff Misstates His Pleading Burden Under *Twombly* and *Iqbal*

Perhaps conscious of the deficiencies in his pleading, Mr. Zehrer urges the Court to evaluate his Complaint against the "lenient pleading standard" articulated, on the authority of *Conley v. Gibson*, 355 U.S. 41, 45–46 (1957), in *Westlake v. Lucas*, 537 F.2d 857, 858 (6th Cir. 1976), and the other Sixth Circuit authorities cited in his Opposition. Opp. at 8. But this case is not pending in the Sixth Circuit, and the calendar does not read 1957.

The "no set of facts" pleading standard established in *Conley*[2] "has earned its retirement …. [and] is best forgotten …." *Twombly*, 550 U.S. at 563. Today, in this Circuit (and in every other Circuit, for that matter), a plaintiff's pleading burden is dictated by the standard established in *Twombly* and in *Ashcroft v. Iqbal*, 556 U.S. 662 (2009). *See McCauley v. City of Chicago*, 671 F.3d 611, 616 (7th Cir. 2011). To satisfy contemporary federal pleading requirements, "a complaint must contain sufficient factual matter, accepted as true, to 'state a claim to relief that is plausible on its face.'" *Iqbal*, 556 U.S. at 678 (quoting *Twombly*, 550 U.S. at 570). Plausibility requires "more than a sheer possibility that a defendant has acted unlawfully," *id.*, and a complaint pleading facts that are "'merely consistent with' a defendant's liability ... 'stops short

---

[2]   Under *Conley*, a complaint could not be dismissed "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley*, 355 U.S. at 45-46. Thus, "a wholly conclusory statement of claim would survive a motion to dismiss whenever the pleadings left open the possibility that a plaintiff might later establish some 'set of [undisclosed] facts' to support recovery." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 561 (2007) (alteration in original).

of the line between possibility and plausibility ...."" *Id.* (citing *Twombly*, 550 U.S. at 557). In order to state a claim that is plausible on its face, a plaintiff must plead "factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." *Id.* (citing *Twombly*, 550 U.S. at 556) In applying this standard, a court must disregard conclusions couched as factual allegations, as well as allegations which "amount to nothing more than a 'formulaic recitation of the elements'" of a claim. *Id.* at 681 (quoting *Twombly*, 550 U.S. at 555). As discussed below, Mr. Zehrer has failed to meet his pleading burden.

B. Plaintiff's So-Called "Subadvisory" Allegations Are Insufficient to State a Plausible Claim that HCA Received an Excessive Advisory Fee

Plaintiff invokes *Gartenberg's* "nature and quality of services" factor in arguing that his pleading is sufficient "based solely on his allegations that [HCA] assigned the bulk of its responsibilities under its advisory agreements ... to a sub-adviser and retained a substantial portion of the fees for itself." Opp. at 10. He is critically mistaken, for several reasons.

First, plaintiff misperceives the inquiry under § 36(b), which focuses on the services provided by an investment adviser without regard to whether those services are performed directly by the adviser or by others engaged by, overseen by, and paid by the adviser. Nothing in § 36(b) requires or permits the disaggregation of the bundle of investment advisory, administrative, regulatory compliance and other services provided by an adviser into their component parts and an assessment of the "cost and time intensive[ness]" (Opp. at 11) of each for the purpose of attacking a *portion* of the overall fee paid to an adviser. Such an approach would violate the principle that § 36(b) does not require "cost-plus" pricing of investment management services. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). *See also Benak v. Alliance Capital Mgmt. L.P.*, No. 01-CV-5734, 2004 WL 1459249, at *8 (D.N.J. Feb. 9, 2004) ("under § 36(b) it is the *overall* nature and quality of the

4

services provided by the investment adviser that is at issue," not a portion of those services). Moreover, § 36(b) "addresses only the negotiation and enforcement of payment arrangements between investment advisers and funds," not how those payments are used by an adviser. *In re Eaton Vance Mut. Funds Fee Litig.*, 380 F. Supp. 2d 222, 237 (S.D.N.Y. 2005), *aff'd sub. nom. Bellikoff v. Eaton Vance Corp.*, 481 F.3d 110 (2d Cir. 2007); *see also In re Salomon Smith Barney Mut. Fund Fees Litig.*, 441 F. Supp. 2d 579, 603 (S.D.N.Y. 2006) ("improper usage of fees ... falls outside of § 36(b) so long as the total amount charged in and of itself is not outsized"). Stated differently, a plaintiff "must allege facts that, if true, would support a claim that the fees at issue are excessive *when weighed against the benefit received." Korland v. Capital Research & Mgmt. Co.*, No. 08-CV-4020, 2009 WL 936612, at *2 (C.D. Cal. Feb. 10, 2009) (emphasis supplied).

The Complaint in this case does not allege facts which, if true, could support a plausible claim that the advisory fee paid by the Fund in the year preceding the filing of the Complaint was so disproportionately large that it bore no reasonable relationship to the services rendered to the Fund, such that the fees were excessive "when weighed against the benefit received." Nowhere, for example does the Complaint even mention the most common benchmark for assessing the quality of services rendered by an adviser and the "benefit received" by investors -- fund performance. Nor does the Complaint make any effort to compare HCA's advisory fees to the advisory fees charged by other advisers to comparable international funds.

Second, none of the trio of unreported, out of Circuit decisions relied upon by plaintiff, *Kasilag, Curran v. Principal Mgmt. Corp., LLC*, No. 09-CV-00433, 2010 WL 2889752 (S.D. Iowa June 8, 2010), *order vacated in part on reconsideration*, 2011 WL 223872 (S.D. Iowa Jan. 24, 2011), and *Sivolella v. AXA Equitable Life Ins. Co.*, No. 11-CV-4194, 2012 WL 4464040

5

(D.N.J. Sept. 25, 2012), supports the proposition that a plaintiff can state a § 36(b) claim by alleging facts bearing upon only a single *Gartenberg* factor. Indeed, in holding a predecessor pleading insufficient to state a claim, the *Kasilag* court specifically *rejected* this proposition:

> [A]s I thought about this I can envision a complaint where the plaintiff satisfies *Iqbal* with respect to one *Gartenberg* factor and just makes conclusions about all the others. How is the Court to deal with that, to say okay, the complaint goes forward because the one is specifically pled? I don't think so. *I don't think that a defendant should be haled into court to defend against all conclusory allegations just because one of the allegations satisfies Iqbal* .... I clearly recognize that it is a whole host of factors that establishes 36(b) liability.

Tr. of Proc. on Sept. 8, 2011, *Kasilag v. Hartford Inv. Fin. Servs., LLC*, D.N.J. No. 11-CV-1083, at 38-39 (Dkt. No. 33) (Supp. Walsen Decl. (filed herewith) Ex. 9) (emphasis supplied).

The Supreme Court's decision in *Jones v. Harris. Assocs. L.P.*, 559 U.S. 351, 349 (2010), noting that the ICA "requires consideration of all relevant factors," is in accord. *See also Stegall v. Ladner*, 394 F. Supp. 2d 358, 374 (D. Mass. 2005) ("At best, [plaintiff]'s pleadings implicate only one of the six factors, that being the first, relating to the 'nature and quality' of the advising services. The relation of plaintiff's allegations to the protections of § 36(b), however, is too attenuated"); *Benak*, 2004 WL 1459249, at *9 (dismissing complaint where plaintiff "ha[d] not pointed to a single case where allegations of excessive fees were sustained on the basis of only one of the six factors"); *Krantz v. Prudential Inv. Fund Mgmt. LLC*, 77 F. Supp. 2d 559, 565 (D.N.J. 1999), *aff'd*, 305 F.3d 140 (3d Cir. 2002) (complaint addressing a single *Gartenberg* factor was insufficient). Thus, even assuming *arguendo* that Mr. Zehrer's "subadvisory" allegations were sufficiently pleaded -- and they are not -- those allegations could not forestall dismissal of the Complaint.

Third, although Mr. Zehrer compares his allegations to those contained in the complaints at issue in *Kasilag*, *Curran* and *Sivolella* (Opp. at 11-13), the comparison serves only to underscore the deficiencies in Mr. Zehrer's conclusory allegations that HCA performs only "minimal, if any, work" and "almost no work." Compl. ¶¶ 2, 19. The *Kasilag* decision relied upon so heavily by plaintiff concerned Ms. Kasilag's *Second* Amended Complaint, which was some 77 pages in length and contained extensive allegations regarding, among other things, the specific services performed by the defendant adviser compared to the services performed by the subadviser, as well as expenses separately paid by the funds. 2012 WL 6568409, at *1; Supp. Walsen Decl. Ex. 10 at ¶¶ 50-80. But in the decision cited by plaintiff, the court noted that it had previously rejected "as conclusory and unsupported" the allegations in Ms. Kasilag's *first* Amended Complaint that "HIFSCO [the adviser] pays sub-advisors to perform 'substantially all' of the investment management services that it provides to the Funds at a fraction of the fee it charges for such services." 2012 WL 6568409, at *3. That *first* Amended Complaint in the *Kasilag* litigation (Supp. Walsen Decl. Ex. 11) contained conclusory allegations that mirror those in Mr. Zehrer's Complaint, including allegations that "[t]he management/advisory fees are excessive because Defendant sub-contracts out the majority of the management services, for which the Funds pay a separate sub-advisory fee, and then collects a 'management fee' for itself for performing little, if any, work" (p. 2); that "Defendant subcontracts out most of the management services at a small fraction of the actual investment management fees charged" (¶ 9); that the adviser "provides minimal services to the funds and it charges its sub-advisers with providing the substantive investment advisory services to the funds" (¶ 60); and that "virtually all of the investment management services are performed by [the subadviser]" (¶ 62), leaving "little, if any, work left to be done by HIFSCO [the adviser]" (¶ 68). *Compare* to Compl. ¶¶ 2, 16, 19.

The *Kasilag* court deemed these allegations insufficient because the advisory and subadvisory agreements referenced in the complaint contradicted Ms. Kasilag's conclusory

7

allegations that the adviser did "little, if any, work":

> [W]hen I review the allegation and then I review the documents upon which the allegation is based ... I thought the allegation was ... just a conclusion and that the documents themselves contradict it ... I am to assume the veracity of the allegations, but when I have documents in front of me that call into question that assumption, I think it behooves the plaintiff to meet the plausibility -- that's the second prong of *Iqbal*, that the claims have to be plausible.
>
> <p style="text-align:center">*   *   *</p>
>
> So I look at these documents [*i.e.*, the advisory and subadvisory agreements] and say to myself, but the documents themselves tell me everything that HIFSCO's doing. How is it then that the plaintiffs can say HIFSCO does nothing because they say it's so? I think there has to be more facts to back up that conclusory allegation.

Supp. Walsen Decl. Ex. 9 at 35-36.

Mr. Zehrer's subadvisory allegations are deficient for the same reasons. As discussed on pages 14-17 of HCA's April 8, 2014 Memo., Mr. Zehrer's allegation that HCA "does almost no work" cannot be reconciled with the extensive duties set forth its Investment Advisory Agreement. Thus, the "subadvisory" allegations that are the "crux" of this case cannot be taken as true under *Iqbal*. *Phillips v. Prudential Ins. Co. of Am.*, 714 F.3d 1017, 1020 (7th Cir. 2013) ("[t]o the extent that an exhibit attached to or referenced by the complaint contradicts the complaint's allegations, the exhibit takes precedence") (citation omitted).

As indicated in the later *Kasilag* decision cited by Mr. Zehrer, the court denied the adviser's motion to dismiss the 77-page *Second* Amended Complaint because it alleged additional facts with "greater specificity," including "eight additional pages and multiple tables detailing the investment management services provided by HIFSCO to the Funds ... the services provided by the sub-advisors to HIFSCO, the overlap between the two, and the difference between their fees for 'substantially the same' services," as well as additional allegations set

<p style="text-align:center">8</p>

forth "in great detail." *Kasilag*, 2012 WL 6568409, at *3.[3] Mr. Zehrer's 16-page Complaint

does not begin to approach the level of specificity and detail appearing in Ms. Kasilag's Second

Amended Complaint.[4]

Similarly, the *Curran* case lends no support to Mr. Zehrer. The funds at issue in *Curran*

were "funds of funds," *i.e.*, mutual funds which invested only in other mutual funds, all of which

were advised by the same defendant. *Curran*, 2010 WL 2889752, at *1. The plaintiffs alleged

that the "four layer" fee structure resulting from the fund of funds paradigm -- which

undisputedly does not exist in this case -- was excessive. *Id.* at *8. They also alleged, among

other things, that "while Defendants negotiated significantly lower rates over the years for

themselves while simultaneously demanding additional services from the sub-advisors for these

lower rates, Defendants only added immaterial breakpoints to the fees it [sic] charged the

shareholders of the Subject Funds," and that the "[d]efendants charge their institutional clients

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[3] Plaintiff quotes the *Kasilag* decision in a way that suggests that the subadvisory allegations alone were sufficient to prevent dismissal of Ms. Kasilag's Second Amended Complaint:

> Specifically, the court held that plaintiffs' allegations that the adviser
> "pays sub-advisors to perform 'substantially all' of the investment
> management services that it provides to the Funds at a fraction of the fee
> it charges for such services .... raise[ ] a plausible inference that [the
> adviser's] fees are excessive under [Section] 36(b)."

Opp. at 11. The words preceding the ellipses in plaintiff's "quotation" are separated from the conclusion of the "quote" by *three full paragraphs*, referencing additional factual allegations contained in the *Kasilag* complaint, but which are not alleged here. 2012 WL 6568409, at *3.

[4] Plaintiff claims that his Complaint "includes many of the same charts and tables" that are present in Ms. Kasilag's Second Amended Complaint, and he has excerpted four pages from that complaint to support his contention. Opp. at 11-12. But a review of the full, 77-page Kasilag Second Amended Complaint reveals that Mr. Zehrer's pathetic, single-line "charts and tables" (see Compl. ¶¶ 19, 20, 24) are nothing like those included in Ms. Kasilag's Second Amended Complaint. *See* Supp. Walsen Decl. Ex. 10 at ¶¶ 50 (comparing and contrasting language in 6 separate provisions in the advisory and subadvisory agreements at issue), 56 (specifying the administrative services provided by the adviser), 58 (listing the amounts paid by the fund for 10 separate categories of expenses), 61 (listing the fee rates paid by investors in eight share classes), 142 (comparing the fee charged by the adviser to the fee charged by an alleged competitor), 171 (comparing the services provided to certain subject funds by the funds' subadviser with the services provided to alleged competitive funds by the same subadviser).

lower fees for services that Plaintiffs allege are similar, though not identical, to the services provided to the Subject Funds." *Id.* No such allegations are made here.[5]

Finally, the *Sivolella* decision cited by Mr. Zehrer is wholly inapposite. The decision concerns the plaintiff's statutory standing, 2012 WL 4464040, at *4-5, and simply does not evaluate the sufficiency of the plaintiff's subadviser allegations.

C.   Plaintiff's Allegations Regarding Economies of Scale and the Independence and Conscientiousness of the Board Are Insufficient as a Matter of Law to State a Plausible Claim for Relief Under § 36(b)

Although Mr. Zehrer admits that the "crux of Plaintiff's .... claim is his sub-adviser allegations," he argues that he has alleged "a number of other facts that bolster" his claim that HCA has charged an excessive fee. Opp. at 15. The "number" of other "facts" alleged by plaintiff pertain to only two *Gartenberg* factors -- economies of scale and the independence and conscientiousness of the Board -- and are wholly insufficient to raise a plausible claim.

1.   Economies of Scale

Mr. Zehrer contends that he need not plead facts regarding HCA's transaction costs in order to adequately allege a failure to share economies of scale. This is simply wrong. Circuit courts have affirmed the dismissal of § 36(b) claims based in part upon the failure of plaintiffs to allege such facts. *Amron v. Morgan Stanley Inv. Advisors, Inc.*, 464 F.3d 338, 344 (2d Cir. 2006) (economies of scale not alleged where plaintiff made "no allegations regarding the costs of performing fund transactions or the relationship between such costs and the number of

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[5]   Plaintiff's Opposition fails to mention that in *Kasilag* and *Curran*, the subadvisory expenses were alleged to represent a much smaller portion of the advisory fees at issue in those cases than here, where HCA's subadvisory expense alone is alleged to have represented approximately 55% of HCA's total management fee. *Compare Kasilag*, 2012 WL 6568409, at *7 *and* Supp. Walsen Decl. Ex. 12 at ¶ 45 *with* Compl. ¶ 20. Although HCA does not believe that the *Kasilag* and *Curran* decisions cited by plaintiff were correctly decided, in light of the enormous differences between the Complaint in this case and the pleadings before the courts in *Kasilag* and *Curran*, this Court need not address that question on HCA's Motion to Dismiss.

transactions performed") (citation omitted); *Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404, 411 (2d Cir. 1989) (same)[6]; *see also Hoffman v. UBS-AG*, 591 F. Supp. 2d 522, 540 (S.D.N.Y. 2008) (economies of scale not alleged where plaintiff failed to "make a substantive allegation regarding the actual transaction costs at issue and whether the costs per investor increased or decreased as the assets under management grew").

Unable to make any such allegations here, Mr. Zehrer instead asks the Court to *ignore* the fact (*see* pp. 21-22 of HCA's April 8, 2014 Memo.) that in 2013 alone, HCA shared $19 million in potential economies of scale with fund shareholders through the combined effect of the breakpoints established by HCA's Investment Advisory Agreement and by the fee waivers implemented by HCA each year since 2011. Mr. Zehrer does not dispute the existence of the fee waivers; he simply does not want the Court to consider them because (he says) the waivers appear in a document not attached to or referenced in the Complaint. Opp. at 16, n.10. Nonsense. *The fee waivers themselves are referenced in the Complaint. See* Compl. ¶ 20 (table indicating amount allegedly paid in 2012 to HCA "Net of Waivers"). In addition, the fee waivers appear in the publicly-filed SAI referenced in paragraph 18 of the Complaint (Walsen Decl. Ex. 2), as well as in the Prospectus (Walsen Decl. Ex. 6) incorporating the SAI. [7]

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[6]   Against the weight of these appellate decisions, Mr. Zehrer asserts that *Curran* stands for the proposition that a plaintiff may plausibly plead that an adviser has failed to share economies of scale based upon generalized assumptions regarding the investment management industry as a whole. Opp. at 16. *Curran*, however, does not distinguish or even betray an awareness of any of the Circuit Court of Appeals decisions cited above. Moreover, in concluding that Ms. Curran's complaint stated a claim, the court observed that in addition to statements regarding the mutual fund industry as a whole, "the Amended Complaint contains numerous factual allegations specific to Defendants that support Plaintiffs' § 36(b) claim." *Curran*, 2010 WL 2889752, at *8.

[7]   The Complaint explicitly references the SAI (Compl. ¶ 18), other paragraphs in the Complaint (*e.g.*, ¶¶ 19-20) draw upon information contained in the SAI, and the SAI itself is incorporated into the Fund's Prospectus. Both therefore may be considered on HCA's Motion to Dismiss. *McCabe v. Crawford & Co.*, 210 F.R.D. 631, 639 n.4 (N.D. Ill. 2002) (considering an agreement that was "implicitly and explicitly referred to" in a complaint).

Perhaps even more importantly, the argument that the Court should ignore undisputed facts in the public record because the Prospectus and SAI ostensibly were not referenced in the Complaint reveals a troubling approach to plaintiff's obligations to the Court. Plaintiff's assertion that the Board "has failed to renegotiate any of the advisory fee agreements with Harbor Capital to include additional breakpoints" (Opp. at 6) has been shown to be untrue. Yet plaintiff makes this assertion as though it were fact while insisting that the Court should accept his truncated version of the advisory fee schedule because he has made no reference to any documents containing the *full* fee schedule. Opp. at 16 n.10. His claim should not be permitted to proceed on the basis of this obvious half-truth. *ABN AMRO, Inc. v. Capital Int'l Ltd.*, No. 04-CV-3123, 2007 WL 845046, at *6 (N.D. Ill. Mar. 16, 2007) (courts are free to consider documents that are "centrally relevant" to a claim, particularly where it would be "totally wasteful to uphold a claim on the false premise created by less than complete documentation when ... consideration of the remaining documents would lead to dismissal of that claim") (internal quotation and citation omitted).

2. Independence and Conscientiousness of the Board

Mr. Zehrer's argument regarding the independence and conscientiousness of the Fund's Board in approving HCA's advisory fee is devoted largely to the contention that the Court may not consider publicly filed documents that describe the qualifications of the Independent Trustees, the processes they employed and the factors they considered in making their decision. He is incorrect in that argument (the SAI that sets forth the qualifications of the Independent Trustees is cited in the Complaint itself, at paragraph 18, in a description of the Board's role), but even if it were the case that the Court were required to close its eyes to facts in the public record, it would not save Mr. Zehrer's Complaint.

Plaintiff's Opposition ignores the undisputed fact that the majority (all but one member) of the Harbor Funds Board is comprised of persons who are not "interested persons" as that term is defined in the ICA. 15 U.S.C. § 80a-2(a)(19). As such, they are presumed to be independent under the ICA. 15 U.S.C. § 80a-2(a)(9). It is *plaintiff's burden* in a § 36(b) case to overcome the statutory presumption of independence by alleging facts that, if proven, would render the directors interested, *Krantz v. Prudential Inv. Fund Mgmt. LLC*, 305 F.3d 140, 144 (3d Cir. 2002), and the "plaintiff's 'burden to overcome this presumption is a heavy one ....'" *Amron*, 464 F.3d at 344 (citation omitted). For this reason, Mr. Zehrer's assertion that the independence of the Board cannot be determined based on "facts in the record" or without reference to "outside documents" is a specious and improper attempt to shift a burden that is squarely *his*.

What little Mr. Zehrer does allege does not discharge his burden. His Opposition argues that the purportedly "vast" number of funds the Board oversees (29 in total) rendered the Board "unable to adequately review and approve ... advisory fee agreements" (Opp. at 17), but such allegations repeatedly have been found insufficient as a matter of law to plead lack of board independence or conscientiousness. *See, e.g., Amron*, 464 F.3d at 345 (service on boards of at least 123 different funds insufficient); *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 329-30 (4th Cir. 2001) (service on 38 boards insufficient).[8]

Finally, Mr. Zehrer argues that the Board is unable to "adequately review and approve" the advisory agreement between HCA and the Fund because of "conflicts of interest" between

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[8]   Plaintiff's Opposition does not even attempt to defend the circular allegation in his Complaint that "truly independent boards acting conscientiously" would not have approved HCA's advisory fee if informed of the services performed by, and the fees paid to, its subadviser. The *Kasilag* court rejected a similar allegation in Ms. Kasilag's first Amended Complaint. Supp. Walsen Decl. Ex. 9 at 76. Moreover, contrary to plaintiff's assertion (Opp. at 14), HCA has never contended that the Board engages in only "minimal oversight" of the services HCA provides to the Fund. Rather, HCA pointed out that the roles of an adviser and mutual fund board necessarily are different, with the adviser bearing day-to-day management responsibilities and the board serving in an oversight role. *See* HCA's April 8, 2014 Memo. at 17.

13

the Board and HCA, "particularly the fact that the Chairman of the Board also happens to serve as the CEO and a director of Harbor Capital." Opp. at 17. The assertion that the Board is "conflicted" because *one* of its members is an "interested person" is ludicrous, and there are no non-conclusory allegations even remotely suggesting that the lone interested person somehow exercises control over the Independent Trustees. *See* HCA April 8, 2014 Memo. at 3 n.2.[9]

Mr. Zehrer has failed to allege facts which, if true, would suffice to show that the Independent Trustees lacked independence and failed to act conscientiously in approving HCA's advisory fees. In the absence of allegations sufficient to satisfy the plausibility standard established in *Twombly* and *Iqbal*, the Board's decision to approve an advisory fee arrangement is entitled to "considerable weight." *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 351 (2010).

D. Plaintiff Concedes that His Complaint Seeks Fees Received More than One Year Before His Complaint Was Filed

A fund shareholder asserting a claim under § 36(b) may not recover damages "for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). The Complaint in this case was filed on February 4, 2014, which means that the applicable one-year recovery period under the statute extends from February 4, 2013 to February 4, 2014. Mr. Zehrer's Complaint challenges fees paid to HCA during *2012*. Compl. ¶¶ 19-20. Dismissal is appropriate for this reason alone, as plaintiff appears to acknowledge. Opp. at 19 (indicating "Plaintiff is prepared to amend his complaint").[10]

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[9]   Mr. Zehrer's Opposition does not identify any other purported "conflicts," but if he has in mind the Complaint's allegation that the Independent Trustees receive compensation for their service, the allegation is a non-starter. *See* the authorities cited at page 12 of HCA's April 8, 2014 Memo.

[10]   Plaintiff attempts to excuse the fact that his Complaint "makes allegations about Harbor Capital's fees for 2012 (rather than 2013)" on the ground that "those were the publicly available figures at the time Plaintiff and his counsel investigated the Section 36(b) claims ...." Opp. at 19. However, the SAI for the Fund, effective February 1, 2014, which discloses advisory fees paid for the year ended October 31, 2013, was filed with the SEC on January 29, 2014 (Walsen Decl. at ¶ 4) and thus was available before the filing of the Complaint in this action.

III. CONCLUSION

Whether one considers Mr. Zehrer's argument that he is entitled to predicate a § 36(b) claim upon only a single *Gartenberg* factor, the contradiction of his allegations regarding the services performed by HCA in the very Investment Advisory Agreement he challenges in this case, or his insistence that Court ignore the content of publicly available documents describing breakpoints that he denies exist, plaintiff's Opposition convincingly demonstrates that his Complaint was and is founded upon base speculation. This action therefore should be dismissed with prejudice for failure to state a claim upon which relief can be granted.

Dated: June 10, 2014

Respectfully submitted,

DEFENDANT HARBOR CAPITAL
ADVISORS, INC.

By: _____ /s/ John W. Rotunno _____
One of its Attorneys

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGinley
Nicole C. Mueller
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000
Email: john.rotunno@klgates.com
        stephen.oneil@klgates.com
        paul.walsen@klgates.com
        molly.mcginley@klgates.com
        nicole.mueller@klgates.com

Attorneys for Harbor Capital Advisors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on June 10, 2014, the foregoing was filed with the Clerk of Court using the CM/ECF system, which will send notification of such filing to following counsel of record:

Norman Rifkind
Amelia S. Newton
351 West Hubbard Street, Suite 401
Chicago, Illinois 60654

Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, California 92101

Joanna L. Barry
Dechert LLP
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104-2808

Angela M. Liu
Joni S. Jacobsen
Dechert LLP
77 West Wacker
Suite 3200
Chicago, IL 60601

David A. Kotler
Dechert LLP
Suite 500
902 Carnegie Center
Princeton, NJ 08540-6531

Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111

_____/s/ John W. Rotunno_____